Via Facsimile and U.S. Mail
Mail Stop 4720

March 12, 2010

Harvey Lalach
President, Chief Financial Officer,
Secretary and Director
Anavex Life Sciences Corp.
27 Marathonos Ave.,
15351 Athens, Greece

Re: **Anavex Life Sciences Corp.**
Form 10-K for the Fiscal Year Ended September 30, 2009
File Number: 000-51652

Dear Mr. Lalach:

   We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where our comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 2. Properties, page 29

1. We note that your disclosure here indicates that the research facility the Company rents from Eurogenet Labs houses all of Anavex's operations, including administration, research and development, for a lease of $70,000 per month. However, in "Results of Operations" on page 33, you disclose that the lease expired during 2008 and that, as a consequence, you paid no rental or administration fees for the year ended September 30, 2009 and only $75,000 for the previous year. Please revise your disclosure to rectify this apparent discrepancy. If you have not been paying rental fees to Eurogenet Labs since 2008, please disclose the information

required by Item 2 of Form 10-K as to your facilities for the year ended September 30, 2009 and currently. In addition, please file as an exhibit any contractual arrangement you have, whether oral or written, relating to your current facilities.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm

2. Your consolidated financial statements were audited by BDO Dunwoody LLP located in Vancouver Canada. Please explain to us why the audit report was issued in Canada, given that you appear to have no operations in Canada and you are incorporated in the U.S.   Please address the following to explain to us why Canada is the appropriate location to issue the audit report:
   - Based on your disclosure, it appears most of your operations, including administration and research and development, are located in Athens, Greece. Please tell where the majority of your management and assets are located.
   - Tell where your accounting records are located and where the majority of the audit work was conducted.
   - Please have your auditor explain to us how they performed the audit of the international operations and to what extent, if any, other auditors were relied upon.

Notes to the Consolidated Financial Statements
Note 2. Significant Accounting Policies
Foreign Currency Translation, page 2

3. Please revise your disclosure to identify your functional currency. Please tell us how the functional currency was determined. Please also tell us whether any cash was held in other currencies and if so, why your statement of cash flows does not disclose the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period.

*   *   *   *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Dan Greenspan, Special Counsel, at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant